Exhibit 99.1

PRESS RELEASE
Thursday 17 July 2025 – 10.30 pm CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

CMB.TECH’S UPDATE ON THE GOLDEN OCEAN MERGER PROCESS

ANTWERP, Belgium, 17 July 2025, 10.30 pm CEST – CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) provides a market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) ("Golden Ocean").
The transaction is structured as a merger, with Golden Ocean merging with and into CMB.TECH Bermuda Ltd. ("CMB.TECH Bermuda”), a wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda as the surviving company (the “Merger”). In the framework of the Merger, all outstanding common shares of Golden Ocean1 will ultimately be exchanged for newly issued CMB.TECH ordinary shares at an exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments pursuant to the agreement and plan of merger dated 28 May 2025 (the “Merger Agreement”). Upon completion of the Merger, CMB.TECH would issue approximately 95,952,934 new ordinary shares (the “Merger Consideration Shares”), assuming the Exchange Ratio is not adjusted.
This press release provides an update on the key steps completed and expected to be completed in the near future to close the Merger, as provided in the Merger Agreement.
Corporate approvals – Shareholders' meeting Golden Ocean
CMB.TECH notes the announcement by Golden Ocean to hold a special general meeting on 19 August 2025 at 9.00 am ADT, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, to vote on, among other things, the approval of the Merger Agreement, the Bermuda Merger Agreement (as defined in the Merger Agreement) and the transactions contemplated thereby including the Merger and the appointment of the exchange agent (the “Golden Ocean SGM”). Golden Ocean shareholders of record at the close of business on the record date (16 July 2025) will be entitled to vote at the Golden Ocean SGM.
The supervisory board of CMB.TECH and the board of directors of Golden Ocean have both unanimously approved the transaction and the Merger does not require the approval of CMB.TECH’s shareholders.
Upon completion of the Merger, CMB.TECH shareholders would own approximately 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders would own approximately 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH, assuming the Exchange Ratio is not adjusted. Furthermore, upon completion of the Merger, Golden Ocean would delist from the Nasdaq Global Select Market and Euronext Oslo Børs and deregister from the U.S. Securities and Exchange Commission (“SEC”). CMB.TECH would remain listed on the New York Stock Exchange (“NYSE”) and Euronext Brussels and will pursue a secondary listing on Euronext Oslo Børs subject to completion of the Merger.
Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger as soon as possible after the Golden Ocean SGM, expected on or around 20 August 2025, which will also be the first day of trading for the newly issued shares on NYSE, Euronext Brussels and, tentatively, the first day of trading of CMB.TECH on Euronext Oslo Børs.
The Merger will create one of the largest listed diversified maritime groups in the world with a combined fleet of approximately 250 vessels. More information can be found in the registration statement on Form F-4 (the “Registration Statement”) filed by CMB.TECH with the SEC on 1 July 2025.

1 Other than Golden Ocean common shares already owned (directly or indirectly) by CMB.TECH or Golden Ocean.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 17 July 2025 – 10.30 pm CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Regulatory approvals and filings
On 26 June 2025, CMB.TECH received antitrust clearance from the German Bundeskartellamt (Federal Cartel Office).
On 16 July 2025, the SEC declared effective the Registration Statement. The Registration Statement filed with the SEC includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. A free copy of the proxy statement and prospectus can be obtained at the SEC’s website at www.sec.gov. In addition, a NYSE supplemental listing application was filed with the NYSE on 7 July 2025, which will be used for the listing and the admission to trading of the new CMB.TECH shares to be issued following the Merger on the NYSE.
CMB.TECH is preparing an exemption document in relation to the Merger and the contemplated secondary listing of CMB.TECH on Euronext Oslo Børs in accordance with Regulation (EU) 2017/1129 (the "Prospectus Regulation") and Commission Delegated Regulation (EU) 2021/528 (the "Exemption Document"). The Exemption Document will be published shortly before the Golden Ocean SGM and will become available on CMB.TECH’s website. The Exemption Document is not a prospectus within the meaning of the Prospectus Regulation and is not subject to review and approval by the relevant competent authority pursuant to Article 20 of the Prospectus Regulation.
It is envisaged that Golden Ocean shareholders owning Golden Ocean common shares that trade on Nasdaq shall receive their portion of the new CMB.TECH ordinary shares that trade on NYSE, and Golden Ocean shareholders owning Golden Ocean common shares that trade on Euronext Oslo Børs shall receive their portion of the new CMB.TECH ordinary shares that are expected to trade on Euronext Oslo Børs. To secure timely delivery and settlement of the Merger Consideration Shares to shareholders on Euronext Oslo Børs, through the Norwegian settlement system, CMB.TECH and CMB contemplate to enter into a short-term share lending.
About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group that owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.
About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. As of May 2025, the Golden Ocean fleet consists of more than 90 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 17 July 2025 – 10.30 pm CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure that we will achieve or accomplish these expectations, beliefs or projections.
You are cautioned not to place undue reliance on CMB.TECH’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. CMB.TECH assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the English version will prevail.
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the proposed Merger, CMB.TECH has filed with the SEC the Registration Statement that includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech